BAETA Corp.
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024
(201) 471-0988
VIA EDGAR CORRESPONDENCE

May 12, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005

Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1 Amendment No. 12 File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

We hereby request that the effectiveness of the above-captioned Registration Statement (File No.: 333-154243) be accelerated so that such Registration Statement will become effective on Friday, May 14, 2010 at 3:30 p.m., Eastern Standard Time or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, I further acknowledge that there have been no known material developments regarding BAETA Corp. during the three months ending March 31, 2010.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to Virginia K. Sourlis, Esq., The Sourlis Law Firm, at (732) 530-9007.

Very truly yours,

BAETA Corp.

/s/ LEONID PUSHKANTSER
Leonid Pushkantser
Chief Executive Officer and Director